Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

BofA Securities, Inc.
One Bryant Park
New York, New York 10036
March 29, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:       Jan Woo

Re:       Kaltura, Inc.
Registration Statement on Form S-1, as amended (File No. 333-253699)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Kaltura, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on March 31, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Latham & Watkins LLP, may request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated March 23, 2021:
(i)Dates of distribution: March 23, 2021 through the date hereof
(ii)Number of prospective underwriters to which the preliminary prospectus was furnished: 9
(iii)Number of preliminary prospectuses furnished to investors: approximately 1,983
(iv)Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 35

The undersigned advise that they have complied and will continue to comply, and each underwriter has advised the undersigned that it has complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC BOFA SECURITIES, INC. Acting severally on behalf of themselves and the Underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director
BY: BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director
[Signature Page to Underwriters’ Acceleration Request]